Mail Stop 3561

September 7, 2006

Mr. Gino Di Iorio
Director of Finance and Administration
Viropro, Inc.
8515, Place Devonshire, Suite 207
Montreal, Quebec H4P 2K1
Canada

      Re: **Viropro, Inc.**
             Form 8-K Filed August 28, 2006
             File No. 333-06718

Dear Mr. Di Iorio:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 31, 2006. Our review resulted in the following additional comments.

Form 8-K

Item 4.02

1. We note your response to comments 1 and 3 in our letter dated August 29, 2006. Please include the additional disclosure in the amendment you intend to file in response to our comments.

2. We have reviewed your response to comment 2 in our letter dated August 29, 2006. Please tell us how you previously valued the shares issued, the amount previously recorded for such issuances, and the period in which you improperly recorded the shares issued in exchange for the patent. In the amendment you intend to file in response to our comments, please disclose:
    - The number of shares issued to Immuno Japan Inc. in exchange for the patent and the number of shares issued to the consultants in exchange for services;
    - The periods in which the shares were issued;

- How you initially accounted for the transactions clearly disclosing whether you failed to value or undervalued the transactions and whether the transactions were recorded in the improper period;
- How you intend to correct the accounting errors clearly disclosing the basis for properly valuing the transactions and accounting for the patent and services received; and
- The effect of the corrections on stock compensation expense, patents, deferred compensation, common stock, additional paid-in capital and depreciation expense for each period affected by the restatement.

3. We have reviewed your response to comment 4 in our letter dated August 29, 2006. We note that you issued 2,193,394 shares to consultants, for which stock compensation was $318,145 or $0.145 per share. Please explain to us why the price per share is lower than the price per share used for the other stock issuances. In this regard, please tell us when such stock was issued and the market prices of your common stock on the issuance dates of the shares. In addition, please tell us the period over which you are amortizing the related deferred compensation and how you concluded such period is appropriate. Likewise, explain to us how you determined the amortization periods of the patent and the deferred stock compensation related to the retention bonus and why such periods are appropriate under the circumstances. Further, we note that the effect of the restatements disclosed in your response differ from the amounts disclosed in Form 8-K filed on August 28, 2006. Please explain these differences to us.

* * * *

As appropriate, please amend your filings and respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Bill Thompson at (202) 551-3344, if you have any questions regarding these comments.

Sincerely,

Sarah Goldberg